UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
Commission File No. 1-4329
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)
Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) for the fiscal year ended December 31, 2009, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.
EXHIBITS:

(23)	Consent of Independent Registered Public Accounting Firm

(99)	Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY
/s/ Stephen O. Schroeder
STEPHEN O. SCHROEDER
Vice President and Treasurer Plan Administrator

Date: June 28, 2010

Financial Statements and Supplemental Schedule
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
December 31, 2009 and 2008, and
Year Ended December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008, and
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
The Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

June 28, 2010
Toledo, Ohio

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Investments, at fair value:
Interest in investment trust – fully benefit-responsive investment contracts	$15,980,282	$9,271,918
Common stock	16,754,142	7,590,275
Pooled separate accounts	8,102,574	5,012,893
Participant loans	1,827,864	1,764,176
Mutual funds	1,591,117	1,338,705

	44,255,979	24,977,967

Receivables:
Employer contributions	1,074,656	—

Net assets available for benefits, at fair value	45,330,635	24,977,967

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(315,257)	324,366

Net assets available for benefits	$45,015,378	$25,302,333

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Investment income:
Net appreciation in fair value of investments	$17,863,359
Interest and dividends	604,182

Total investment income	18,467,541

Transfer from other Plan	19,540

Contributions:
Participant	2,468,918
Employer	1,074,656

Total contributions	3,543,574

Total additions	22,030,655

Deductions
Participant withdrawals	2,317,610

Net increase	19,713,045

Net assets available for benefits:
Beginning of year	25,302,333

End of year	$45,015,378

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements
December 31, 2009
1. Description of Plan
The following description of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan, as restated and amended on December 17, 2009, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #752 and Cooper Tire & Rubber Company (the Company and Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan has established a trust agreement with Principal Financial Group (the Trustee), to act as trustee and record-keeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.
Contributions
Each year, participants may contribute up to 15% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.
The Company contributions are made annually at the discretion of the Company’s Board of Directors as provided in the Plan document. Participants may direct employer contributions immediately upon receipt. The Company made a contribution in March 2010 in the amount of $1,074,656 for the year ended December 31, 2009. There were no Company contributions to the Plan for the year ended December 31, 2008.
Vesting
The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s contributions plus actual earnings thereon after three years.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
1. Description of Plan (continued)
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
At December 31, 2009 and 2008, forfeited nonvested accounts held in the plan totaled $934 and $4,006, respectively. Future employer contributions can be reduced by future amounts forfeited by participants.
Participant Loans
Under the Plan, participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2009, range from 3.25% to 9.29%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.
Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the trustee if their vested balance is greater than $1,000 but less than $5,000.
In the event of hardship, as defined by the plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
1. Description of Plan (continued)
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.
Investment Valuation and Income Recognition
The shares of common stock are valued at quoted market prices on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in the pooled separate accounts are based on the quoted price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Invesco Stable Value Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. The participant loans are valued at their outstanding balances, which approximate fair value.
As described in Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a fully benefit-responsive guaranteed investment contract (GIC) and synthetic investment contracts (synthetics GICs). The statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts. The fair value of

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition (continued)
the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
The Company pays the administrative expenses of the Plan, therefore none are reported by the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
3. Fair Value of Plan Assets
As of January 1, 2008, the Plan adopted the provisions of ASC 820, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1.	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access.

Level 2.	Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation of other means for substantially the full term of the asset or liability.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
3. Fair Value of Plan Assets (continued)
Level 3.	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.
Pooled Separate Accounts:	The fair value of the investments in this category have been estimated using the net asset value per share. The net asset value (“NAV”) of these accounts is based on the market value of its underlying investments. The NAV is not a publicly-quoted price in an active market. There are currently no redemption restrictions on these investments, except as noted.
Interest in Investment Trust:	Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
Common Stock:	Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds:	Valued at the net asset value (“NAV”) of shares held by the Plan at year end.
Participant Loans:	Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
3. Fair Value of Plan Assets (continued)
The following table presents the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

		Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
Description	2009	Level (1)	Level (2)	Level (3)
Interest in investment trust	$15,980,282	$	$15,980,282	$
Pooled separate accounts
Large Cap	3,645,039		3,645,039
Mid Cap	925,705		925,705
Small Cap	48,497		48,497
Lifetime(a)	1,426,248		1,426,248
Real Estate(b)	161,491		161,491
International	1,569,409		1,569,409
Bond and Mortgage	181,461		181,461
Core Plus Bond	144,724		144,724
Common stock	16,754,142	16,754,142
Mutual funds	1,591,117	1,591,117
Participant loans	1,827,864			1,827,864

Total	$44,255,979	$18,345,259	$24,082,856	$1,827,864

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)

		Fair Value Measurements at December 31, 2008 Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
Description	2008	Level (1)	Level (2)	Level (3)
Interest in investment trust	$9,271,918	$	$9,271,918	$
Pooled separate accounts
Large Cap	2,721,722		2,721,722
Mid Cap	492,061		492,061
Lifetime(a)	901,404		901,404
Real Estate(b)	178,586		178,586
International	631,675		631,675
Bond and Mortgage	87,445		87,445
Common stock	7,590,275	7,590,275
Mutual funds	1,338,705	1,338,705
Participant loans	1,764,176			1,764,176

Total	$24,977,967	$8,928,980	$14,284,811	$1,764,176

a.	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

b.	This category includes a common/collection trust fund that is designed to provide returns reflective of core U.S. real estate and includes higher quality, well leased assets in the multi-family, industrial, office, retail and hotel sectors. Due to current market conditions some redemptions of real estate investments may be delayed until deemed prudent. The fair value of the investment in this category has been estimated using the net asset value per share.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
3. Fair Value of Plan Assets (continued)
The following table presents a reconciliation of beginning and ending balances of Level 3 inputs as of December 31, 2009 and 2008:

	2009	2008
	Fair Value	Fair Value
	Measurements Using	Measurements Using
	Significant	Significant
	Unobservable Inputs	Unobservable Inputs
	(Level 3)	(Level 3)
	Participant	Participant
	Loans	Loans
Beginning balance	$1,764,176	$1,891,804
Purchases, issuances, and settlements	63,688	(127,628)

Ending balance	$1,827,864	$1,764,176

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
4. Investments
During 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net Realized
and Unrealized
Appreciation in
Fair Value of
Investment
Interest in investment trust	$316,015
Mutual funds	211,222
Pooled separate accounts	1,271,620
Common stock	16,064,502

$17,863,359

Investments that represent 5% of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2009	2008

Invesco Stable Value Fund	$15,980,282	$9,271,918
Cooper Tire & Rubber Company Common Stock	16,754,142	7,590,275
Alliance Bernstein LP PTR Large Cap	2,394,444	1,935,092
Allegiant Large Cap Value I Fund	1,591,117	1,338,705

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
5. Investment Trust
At December 31, 2009 and 2008, the Invesco Stable Value Fund of the Plan was held in an Investment Trust, which also combined similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income was allocated to the Plan based on its pro rata share in the net assets of the Investment Trust. These assets were identified and allocated to each participating retirement plan.
At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Investment Trust was approximately 17.86% and 13.26%, respectively.
The following presents the fair value of the investments in the Investment Trust:

	December 31
	2009	2008

Investments, at fair value:
Fully benefit-responsive investment contracts	$89,603,636	$69,916,026

Total assets, at fair value	89,603,636	69,916,026
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,764,985)	2,445,925

Total assets	$87,838,651	$72,361,951

Investment income for the Investment Trust for the year ended December 31, 2009, is as follows:

Interest and dividends	$2,588,559
Net appreciation in fair value of investments as determined by the quoted market price:
Investment contracts	2,005,403

$4,593,962

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
6. Fully Benefit-Responsive Investment Contracts
The Plan includes an account called the Invesco Stable Value Fund as an investment option available to participants. This account is managed by Invesco Institutional (N.A.), Inc. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses.
Investments of the Invesco Stable Value Fund may periodically include Guaranteed Investment Contracts (GICs), typically issued by insurance companies and which provide for guarantees of interest and repayment of principal. An issuer of a GIC is contractually obligated to repay the principal and a specified interest rate or interest rate index that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed and may be reset on a monthly basis.
The Fund also invests in synthetic GICs which are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high quality, intermediate term fixed income securities. The Plan purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of the computation. The crediting rate is most affected by the change in the annual effective yield-to-maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
6.	Fully Benefit-Responsive Investment Contracts (continued)
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.
GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the nondefaulting party may terminate the contract. The following may cause the Plan to be in default:
•	A breach of material obligation under the contract
•	A material misrepresentation
•	A material amendment to the plan agreement
The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
6.	Fully Benefit-Responsive Investment Contracts (continued)
The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by the Trust upon election and notice. In certain limited circumstances, contract termination by the issuer may also occur but with the Trust retaining the right to require that the contract will remain in force under original terms over a period of time as underlying assets mature and are repaid.
As described in Note 2, because GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2009	2008

Average yields for GIC and synthetic GICs:
Based on actual earning	2.95%	6.87%
Based on interest rate credited to participants	3.65%	4.13%
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
7.	Income Tax Status (continued)
The Company participated in the IRS’s Voluntary Correction Program to correct some noncompliance matters related to the handling of hardship distributions. In connection with this Program, the Company filed a corrective action plan with the IRS. In May 2009 the Company received notification that the IRS accepted the corrective action plan.
8. Related-Party Transactions
Certain Plan investments are units of pooled separate accounts managed by the trustee, Principal Financial Group, and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan investments include the Plan Sponsor’s common stock. There have been no known prohibited transactions with a party-in-interest.
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Notes to Financial Statements (Continued)
10. Reconciliation of Form 5500 to Net Assets Available for Benefits, at Contract Value
Form 5500 reports net assets at fair value and the financial statements report at contract value. The following is a reconciliation of net assets available for benefits.

	December 31
	2009	2008

Net assets available for benefits, Form 5500	$45,330,635	$24,977,967
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(315,257)	324,366

Net assets available for benefits, at contract value	$45,015,378	$25,302,333

The following is a reconciliation of net additions to net assets available for benefits:

December 31,
2009
Net increase in assets, Form 5500	$20,333,128
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(639,623)
Transfers to this Plan	19,540

Total net increase in net assets available for benefits, per the financial statements	$19,713,045

Supplemental Schedule

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
EIN #34-4297750 Plan #012
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Identity of Issue	Par, or Maturity Value	Value

Common Stock:
*Cooper Tire & Rubber Company	835,618 shares, Cooper Tire & Rubber Company stock	$16,754,142
Investment Trust:
Invesco	14,401,974 shares, Stable Value Fund	15,980,282

Pooled Separate Accounts:
Alliance Bernstein LP	210,598 shares, Large Cap Value III	2,394,444
Turner Investment Partners	57,437 shares, Midcap Growth III	712,288
Fidelity	19,341 shares, International I	593,625
Columbus Circle Investors	24,903 shares, Large Cap Growth	553,044
	2,194 shares, Mid Cap Growth	39,129
T. Rowe Price	18,063 shares, Large Cap Growth I	167,745
PIMCO	12,797 shares, Core Plus Bond I	144,724
Am Century	6,750 shares, Large Cap Growth II	62,475
Goldman Sachs Asset Mgmt.	1,241 shares, Midcap Value I	36,870
*Principal Global Investors	13,263 shares, Principal International Emerging Markets	650,146
	10,043 shares, Principal Large Cap S&P 500 Index	467,331
	31,378 shares, Principal Lifetime 2020	448,696
	28,097 shares, Principal Lifetime 2030	394,068
	6,576 shares, Principal Diversified International	325,638
	19,665 shares, Principal Lifetime 2040	275,472
	13,413 shares, Principal Lifetime 2010	186,090
	216 shares, Principal Bond and Mortgage	181,461
	6,818 shares, Principal Mid Cap S&P 400 Index	137,418
	6,225 shares, Principal Lifetime 2050	83,668
	2,783 shares, Principal Lifetime STR INC	38,254
	1,829 shares, Principal Small Cap S&P 600 Index	36,848
	349 shares, Principal Small Cap Value	11,649
*Principal Real Estate	316 shares, Principal U.S. Property	135,385
	1,281 shares, Principal Real Estate	26,106

*Participant loans	Interest rates ranging from 3.25% to 9.29%, latest maturity date December 2014	1,827,864

Mutual Fund:
Allegiant Asset Management Co.	128,835 shares, Allegiant Large Cap Value I Fund	1,591,117

		$44,255,979

*	Indicates party-in-interest to the Plan.